Exhibit 99.1
Operating and Financial Review

The following discussion should be considered together with our unaudited financial information included with this release and the periodic reports we file with the Securities and Exchange Commission, including the section contained in our Annual Report on Form 20-F, “Item 5. Operating and Financial Review and Prospects”. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) have been omitted from this release.

As used herein, references to “we,” “us,” the “company,” or “trivago,” or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.

On September 7, 2017, the cross-border merger of trivago GmbH into and with trivago N.V. became effective. Prior to the merger, trivago N.V. consolidated trivago GmbH, and prior to the pre-IPO corporate reorganization that we completed in connection with our initial public offering, or IPO, and as described in more detail in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017, trivago GmbH was considered to be the predecessor to trivago N.V. for accounting and reporting purposes.

Overview

trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and private apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodation and providing them with access to a deep supply of relevant information and prices. As of December 31, 2018, we offered access to more than 3.0 million hotels and other types of accommodation including over 1.5 million units of alternative accommodation, such as vacation rentals and private apartments, in over 190 countries.

Our search platform forms the core of our user experience and can be accessed globally via 55 localized websites and apps available in 33 languages. Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the option to display their search results in listing or map formats. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience. In the fourth quarter of 2018, our revenue share from mobile websites and apps continued to exceed 60%.

Highlights

•
In the fourth quarter of 2018, we continued on our path of optimizing and recalibrating our Advertising Spend and improving the quality of the traffic we referred to our advertisers, leading to the second consecutive quarter of double-digit net income.

•
Our continued focus on profitability resulted in improvements in our Return on Advertising Spend ("ROAS") in the fourth quarter of 2018. The reduction in Advertising Spend also resulted in a decline in Referral Revenue and Qualified Referrals as compared to the same period in 2017.

•
Consolidated ROAS significantly improved to 162.6% in the fourth quarter of 2018 and to 123.0% in the twelve months ended December 31, 2018, respectively, compared to 118.4% and 115.3% in the same periods in 2017.

•	Total Revenue decreased to €166.8 million in the fourth quarter of 2018, compared to €181.5 million in the same period in 2017, representing a decline of 8% period-over-period. Total Revenue decreased to €914.8 million in the twelve months ended December 31, 2018 compared to €1,035.4 million for the same period in 2017, representing a 12% decline year-over-year.

•
The number of Qualified Referrals decreased to 112.6 million in the fourth quarter of 2018, or by 19%, compared to 139.3 million in the fourth quarter of 2017. The number of Qualified Referrals decreased to 668.3 million in the twelve months ended December 31, 2018, compared to 727.1 million for the same period in 2017, or by 8% year-over-year.

•
Net income in the fourth quarter of 2018 was €11.7 million, compared to a net loss of €9.6 million in the fourth quarter of 2017. Net loss in the twelve months ended December 31, 2018 was €20.8 million, compared to net loss of €13.0 million for the same period in 2017.

•
Adjusted EBITDA(1) was €28.6 million in the fourth quarter of 2018, compared to an Adjusted EBITDA loss of €8.7 million in the fourth quarter of 2017. For the twelve months ended December 31, 2018, Adjusted EBITDA was €15.6 million, compared to Adjusted EBITDA of €6.7 million for the same period in 2017.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended December 31,			Twelve months ended December 31,
	2018	2017	Δ Y/Y	2018	2017	Δ Y/Y
Total Revenue	166.8	181.5	(8)%	914.8	1,035.4	(12)%
Qualified Referrals (in millions)	112.6	139.3	(19)%	668.3	727.1	(8)%
Revenue per Qualified Referral (in €)	1.44	1.27	13%	1.35	1.40	(4)%
Operating income/(loss)	19.8	(15.6)	n.m.	(18.2)	(20.4)	(11)%
Net income/(loss)	11.7	(9.6)	n.m.	(20.8)	(13.0)	60%
Net income/(loss) attributable to trivago N.V.	11.7	(9.6)	n.m.	(20.8)	(12.5)	66%
Return on Advertising Spend	162.6%	118.4%	44.2 ppts	123.0%	115.3%	7.7 ppts
Adjusted EBITDA(1)	28.6	(8.7)	n.m.	15.6	6.7	133%
n.m. not meaningful
(1) “Adjusted EBITDA” (Adjusted Earnings Before Interest, Taxes, Depreciation, Amortization, and Share Based Compensation) is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 24 to 25 herein for explanations and reconciliations of non-GAAP measures used throughout this release.

Business Overview

Marketing
We believe that building and maintaining our brand and clearly articulating our role in travelers' hotel and other accommodation discovery journey will continue to drive both travelers and advertisers to our platform to connect in a mutually beneficial way. We focus the efforts of our marketing teams and Advertising Spend towards building effective and efficient messaging for a broad audience. The amount and nature of our Advertising Spend varies across our markets, depending on multiple factors including the emphasis we wish to place on profitability versus traffic growth, cost efficiency, marginal effectiveness of our Advertising Spend, local media dynamics, the size of the market and our existing brand presence in that market.

Brand marketing
To grow brand awareness and increase the likelihood that users will visit our websites and use our apps, we invest in brand marketing globally across a broad range of media channels, including TV marketing and online video advertising.

We also generate hotel content as a means of engaging with travelers, which is distributed online including via social media and our online magazine. Mobile app marketing remains important given the high importance of that device type.

Performance marketing
We market our services and directly acquire traffic for our websites by purchasing travel and hotel-related keywords from general search engines and through advertisements on other online marketing channels. These activities include advertisements through search engines, such as Baidu, Bing, Google and Yahoo! (commonly referred to as Search Engine Marketing, or SEM), and through display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing (commonly referred to as Display, Email and Affiliate Advertising, or DEA).

Advertiser relations
Our advertiser relations team seeks to provide tailored advice to each of our existing and prospective online travel agencies, or OTAs, providers of alternative accommodation, hotel chains and independent hotel advertisers. We have dedicated sales teams that manage the process of onboarding advertisers, maintain ongoing relationships with advertisers, work with advertisers to help them optimize their outcomes from the trivago platform and provide guidance on additional tools and features that could further enhance advertisers’ experience. We aim to remain in close dialogue with OTAs and sophisticated hotel chains to better understand each advertiser’s specific needs and objectives in order to offer optimal solutions through our marketplace.

Our advertisers include:

•
OTAs, including large international players, such as brands affiliated with Expedia Group, Inc. ("Expedia Group") and Booking Holdings, Inc. ("Booking Holdings"), as well as smaller, regional and local OTAs;

•	Hotel chains, including large multi-national hotel chains and smaller regional chains;

•	Individual hotels; and

•	Providers of alternative accommodation, such as vacation rental or private apartments.

We generate the large majority of our revenue from OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia Group, including Brand Expedia, Hotels.com, HomeAway, Orbitz, Travelocity, Hotwire, Wotif and ebookers, in the aggregate, accounted for 36% and 36% of our Total Revenue for the years ended December 31, 2018 and 2017, respectively. Booking Holdings and its affiliated brands, Booking.com, Priceline.com and Agoda, accounted for 39% and 44% of our Total Revenue for the years ended December 31, 2018 and 2017, respectively.

For the three months ended December 31, 2018, brands affiliated with Expedia Group and Booking Holdings accounted for 37% and 34% of our Total Revenue, respectively, as compared to 39% and 33% of our Total Revenue, in the same period in 2017.

Marketplace
We design our algorithm to showcase the hotel room and other accommodation rate offers that we believe will be of most interest to our users, emphasizing those offers that are more likely to be clicked and ultimately booked on our advertisers' websites. We consider booking conversion, which we describe in more detail below, to be a key indicator of user satisfaction on our website. At the core of our ability to match our users’ searches with large numbers of hotel and other accommodation offers is our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers do this by submitting hotel room and other accommodation rates on our marketplace and cost-per-click, or CPC, bids for each user click on an advertised rate for a hotel or other accommodation. By clicking on a given rate, an individual user is referred to that advertiser’s website where the user can complete the booking. Advertisers can submit and adjust CPC bids on our marketplace frequently - as often as daily - on a property-by-property and market-by-market basis, and provide us with information on hotel room and other accommodation rates and availability on a near real-time basis.

In determining the prominence given to offers and their placement in our search results, including in comparison search results for a given location and on detail pages for a given property, our proprietary algorithm considers a number of factors in a dynamic, self-learning process. These include (but are not limited to) the advertiser’s offered rate for the hotel room or other accommodation, the likelihood the offer will match the user’s accommodation search criteria, data we have collected on likely booking conversion and user experience (as reflected in our assessment of the quality of users' experience after clicking out to an advertiser from our website, which functions as an adjustment to advertisers’ CPC bids in our marketplace auction process, or relevance assessment) and the CPC bids submitted by our advertisers.

We believe the most influential factors impacting bidding behavior for our largest advertisers is the rate at which our Qualified Referrals result in bookings on their websites, or booking conversion, and the amount our advertisers obtain from qualified referrals as a result of hotels and other accommodation booked on their sites, or booking value. We refer to the degree to which we are able to capture our share in the overall estimated booking revenues generated by our advertisers from our referrals as "commercialization". The quality of the traffic we generate for our advertisers increases when aggregate booking conversion and/or aggregate booking value increases. We estimate overall booking conversion and booking value from data voluntarily provided to us by certain advertisers to better understand the drivers in our marketplace, and in particular, to gain insight into how our advertisers manage their advertising campaigns. While we believe the quality of the traffic we referred to our advertisers improved in the second half of 2018, the information we used as the basis for this analysis is subject to a number of uncertainties, including those related to the accuracy of the information we receive from certain of our advertisers and the methodologies we and our advertisers use to track and analyze whether a user ultimately completes a booking.

Assuming unchanged dynamics in the market beyond our marketplace, we would expect that the higher the potential booking value or conversion generated by a Qualified Referral and the more competitive the bidding, the more an advertiser is willing to bid for a hotel advertisement on our marketplace. This means that the levels of advertisers' CPC bids generally reflect their view of the likelihood that each click on an offer will result in a booking by a user. We believe our attribution model and product optimization measures have contributed to continuous improvement in our referred traffic quality, which have had a positive effect on our Revenue per Qualified Referrals, or "RPQR" in the fourth quarter of 2018. However, the dynamics in the market beyond our marketplace are not static, and we believe that our advertisers continuously review their Advertising Spend on our platform and on other advertising channels, and continuously seek to optimize their allocation of their spending among us and our competitors.

In addition, changes in foreign exchange rates can amplify or mute changes in these underlying trends in our revenues and RPQR. Although we largely denominate our CPCs in euro and have relatively little direct foreign currency translation with respect to our revenue, we believe that our advertisers’ decisions on the share of their booking revenues they are willing to pay to us are based on the currency in which the hotels being booked are priced. Accordingly, we have observed that advertisers tend to adjust their CPC bidding based on the relative strengthening or weakening of the euro as compared to the local functional currency in which the booking with our advertisers is denominated.

Recent trends
In the fourth quarter of 2018, our profitability improved substantially compared to the same period in 2017 as we continued to optimize and recalibrate our Advertising Spend to adapt to the changing dynamics on our marketplace. We began to make these changes at the end of the second quarter of 2018 across all of our segments, and they were reflected in reduced brand marketing expenditure and increased return on investment targets for our performance marketing campaigns. While these measures improved our profitability, they also reduced traffic to our platform attributable to all marketing channels and resulted in a decline in Qualified Referrals.

As we optimized our Advertising Spend and continued to implement measures aimed at optimizing our platforms and product (as further described below), we were able to improve the quality of the traffic that we referred to our advertisers in Developed Europe and slightly in Rest of World (or "RoW"), which was evident in the development of Revenue per Qualified Referral ("RPQR") in these segments in the fourth quarter of 2018. Reflecting this, we saw positive signs that our largest advertisers reacted positively to the improved quality of traffic that we referred to them by increasing their average CPC bids on our platform. At the same time, we believe our largest advertisers maintained their increased return on investment targets for their spend on our marketplace compared to the same period in 2017, while the volatility on our marketplace was relatively muted compared to that period, when some of our largest advertisers had conducted significant testing activities.

In the fourth quarter of 2018, we continued to implement measures aimed at optimizing our platforms and product, with the intention of increasing user retention and booking conversion, while reducing the number of click-outs required to ultimately make a booking. We believe these relatively small, incremental changes to our product have resulted, when considered together, in improvements to our product and platforms that continue to positively impact our advertisers' CPC bids on our marketplace. Since we make these changes by optimizing for traffic quality instead of volume, these changes will tend to have a negative impact on Qualified Referrals (in addition to the effect of declining Advertising Spend), but we believe they have had a positive impact on RPQR.

In the fourth quarter of 2018, we experienced negative impacts on our Referral Revenue and RPQR due to relative weakening of certain local currencies in Latin Americas to the euro. In the twelve months ended December 31, 2018, we experienced negative impacts on our Referral Revenue and RPQR from foreign exchange rate effects, in particular due to the relative weakening of the U.S. dollar and certain currencies in Latin Americas to the euro. (The average exchange rate of U.S. dollars to euro increased (4.4)% in the twelve months ended December 31, 2018, as compared to the same period in 2017, calculated using the average for the particular period of the daily foreign exchange reference rates published by the European Central Bank.)

Reflecting our performance in the fourth quarter of 2018, we expect Adjusted EBITDA for 2019 to be between €50 million and €75 million, and we expect Total Revenue to decrease in the first half of 2019 and increase in the second half of 2019 compared to same periods in 2018.

Operating Metrics
We earn substantially all of our revenue when users of our websites and apps click on hotel offers or advertisements in our search results and are referred to one of our advertisers. We call this our Referral Revenue. We also earn subscription fees for certain services we provide to advertisers, such as Hotel Manager Pro, although such subscription fees do not represent a significant portion of our revenue.

Referral Revenue, Other Revenue, Qualified Referrals & RPQR

Referral Revenue by Segment & Other Revenue (€ millions)
Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Columbia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries, the most significant by revenue of which are Australia, Japan, India, New Zealand, Russia and Turkey. We believe the different trends in Referral Revenue across our reportable segments is primarily related to the different stages of development of our markets. In the fourth quarter of 2018, we experienced a relatively modest period-over-period decline in Referral Revenue in Developed Europe, our segment that includes the markets where we have operated the longest and where we have the highest level of brand awareness. Our revenue levels are relatively more resilient in our newest markets, and as a result, our Referral Revenue in RoW was flat in the fourth quarter of 2018 and increased slightly in the twelve months ended December 31, 2018 as compared to the same period in 2017.

	Three months ended December 31,				Twelve months ended December 31,
	2018	2017	Δ €	Δ %	2018	2017	Δ €	Δ % Y/Y
Americas	€53.9	€65.8	(11.9)	(18)%	€316.0	€391.7	(75.7)	(19)%
Developed Europe	67.2	69.9	(2.7)	(4)%	378.9	425.0	(46.1)	(11)%
Rest of World	41.3	41.5	(0.2)	0%	204.9	203.6	1.3	1%
Total Referral Revenue	€162.4	€177.2	(14.8)	(8)%	€899.8	€1,020.3	(120.5)	(12)%
Other Revenue	4.4	4.3	0.1	2%	15.0	15.0	0.0	0%
Total Revenue	€166.8	€181.5	(14.7)	(8)%	€914.8	€1,035.4	(120.6)	(12)%
Note: Some figures may not add due to rounding.

Total Revenue decreased by €14.7 million, or by 8% during the fourth quarter of 2018, and by €120.6 million, or by 12%, during the twelve months ended December 31, 2018, compared to the same periods in 2017. In the fourth quarter of 2018, revenue levels continued to be negatively impacted by a decline in Qualified Referrals and the unfavorable movements in foreign exchange rates discussed above while levels of commercialization improved slightly. In the twelve months ended December 31, 2018, revenue levels were negatively impacted by a decline in Qualified Referrals, lower levels of commercialization and unfavorable movements in foreign exchange rates.

Referral Revenue in the fourth quarter of 2018 decreased to €53.9 million and €67.2 million, or by 18% and 4% in Americas and Developed Europe, respectively, while Referral Revenue was flat at €41.3 million in RoW, as compared to the same period in 2017. Referral Revenue in Americas was negatively impacted by declining Qualified Referrals reflecting the reductions in our Advertising Spend, the unfavorable movements in foreign exchange rates and a shift towards lower RPQR locales within the segment, particularly away from North America. Referral Revenue in Developed Europe was negatively impacted by a decline in Qualified Referrals partly offset by the positive effect from a significant improvement in traffic quality as RPQR in Developed Europe improved significantly in the fourth quarter of 2018. Referral Revenue in RoW was flat compared to the same period in 2017 as the positive effect from improved traffic quality were offset by a decline in Qualified Referrals.

Referral Revenue in the twelve months ended December 31, 2018 decreased to €316.0 million and €378.9 million, or by 19% and 11% in Americas and Developed Europe respectively, as compared to the same period in 2017. Referral revenue in the twelve months ended December 31, 2018 increased slightly to €204.9 million or by 1% in RoW as compared to the same period in 2017. Referral Revenue in Americas was negatively impacted by the decline in Qualified Referrals, reflecting the reductions in our Advertising Spend, an unfavorable revenue shift towards lower RPQR locales, particularly in the second half of 2018, lower levels of commercialization and unfavorable foreign exchange effects, reflecting the relative weakening of the U.S. dollar to the euro notably in the first half of 2018 and the relative weakening of certain Latin American currencies to the euro throughout the year. Referral Revenue in Developed Europe was negatively impacted by a decline in Qualified Referrals and lower levels of commercialization, which were partly compensated by slightly improved traffic quality. Referral Revenue in RoW increased slightly compared to the same period in 2017 as the positive effects from increased Qualified Referrals in the first half of 2018 and slightly improved traffic quality were largely offset by lower levels of commercialization and unfavorable foreign exchange rate effects, reflecting the relative weakening of the U.S. dollar and certain currencies in the Asia Pacific region to the euro.

Other Revenue slightly increased by 2% to €4.4 million in the fourth quarter and remained stable at €15.0 million in the twelve months ended December 31, 2018 compared to the same period in 2017 due to the deconsolidation of myhotelshop in December 2017, that was partly offset by the increase in our subscription revenue and other royalties.

Qualified Referrals by Segment (in millions)

	Three months ended December 31,				Twelve months ended December 31,
	2018	2017	Δ	Δ %	2018	2017	Δ	Δ % Y/Y
Americas	31.3	41.6	(10.3)	(25)%	182.3	203.4	(21.1)	(10)%
Developed Europe	37.3	49.7	(12.4)	(25)%	246.7	295.5	(48.8)	(17)%
Rest of World	44.0	48.0	(4.0)	(8)%	239.3	228.3	11.0	5%
Total	112.6	139.3	(26.7)	(19)%	668.3	727.1	(58.8)	(8)%
Note: Some figures may not add due to rounding.

Qualified Referrals in the fourth quarter of 2018 decreased in all segments compared to the same period in 2017 due to reductions in our Advertising Spend in the fourth quarter of 2018. All segments reflected the negative impacts of reduced click-out rates due to the completed roll-out of the attribution model and ongoing product optimizations. The declines in Americas and Developed Europe were primarily due to a reduction in our brand marketing spend and an increase in the profitability targets in our performance marketing campaigns. The decline in RoW was driven by increasing profitability targets in our performance marketing campaigns while the decline in branded marketing spend in that segment had only a slight impact on Qualified Referrals.

Qualified Referrals in the twelve months ended December 31, 2018 decreased in Americas and Developed Europe while they increased in RoW compared to the same period in 2017. The declines in Americas and Developed Europe were primarily due to a reduction in our Advertising Spend that began in the second quarter of 2018, which was partly offset by the positive growth in Qualified Referrals in the first quarter of 2018. The slight increase in RoW was driven by a strong increase of Qualified Referrals in the first quarter of 2018 reflecting increased Advertising Spend, which was partly offset by the negative impact from the reduction of Advertising Spend since the second quarter of 2018. All segments reflected the impact on click-out rates from the attribution model and product optimizations noted above.

Revenue Per Qualified Referrals (RPQR)
We use RPQR to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period. Alternatively, RPQR can be separated into its price and volume components and calculated as follows:

RPQR = RPR x click-out rate
where
RPR = revenue per referral
click-out rate = referrals / Qualified Referrals

RPQR is a key financial metric that describes the quality of our referrals, the efficiency of our marketplace and, as a consequence, how effectively we monetize the referrals we provide our advertisers. Furthermore, we use RPQR to help us detect and analyze changes in market dynamics.

The following table sets forth the RPQR for our reportable segments for the periods indicated (based on Referral Revenue):

RPQR by Segment (in €)

	Three months ended December 31,			Twelve months ended December 31,
	2018	2017	Δ %	2018	2017	Δ % Y/Y
Americas	€1.72	€1.58	9%	€1.73	€1.93	(10)%
Developed Europe	1.80	1.41	28%	1.54	1.44	7%
Rest of World	0.94	0.86	9%	0.86	0.89	(3)%
Consolidated RPQR	€1.44	€1.27	13%	€1.35	€1.40	(4)%

The following tables set forth the percentage change year-over-year in each of the components of RPQR for our reportable segments for the periods indicated (other than Qualified Referrals which are discussed above). Percentages calculated below are based on the unrounded amounts and therefore may not recalculate on a rounded basis.

% increase/(decrease) in RPR

	Three months ended December 31,	Twelve months ended December 31,
	2018 vs 2017	2018 vs 2017
Americas	17.6%	2.6%
Developed Europe	35.6%	19.6%
Rest of World	18.2%	6.3%
Consolidated increase in RPR	21.2%	5.6%

% increase/(decrease) in number of referrals

	Three months ended December 31,	Twelve months ended December 31,
	2018 vs 2017	2018 vs 2017
Americas	(29.8)%	(21.2)%
Developed Europe	(29.9)%	(24.7)%
Rest of World	(15.5)%	(5.2)%
Consolidated decrease in number of referrals	(24.6)%	(17.3)%

% increase/(decrease) in click-out rate referrals

	Three months ended December 31,	Twelve months ended December 31,
	2018 vs 2017	2018 vs 2017
Americas	(6.7)%	(12.1)%
Developed Europe	(6.6)%	(9.8)%
Rest of World	(7.8)%	(9.6)%
Consolidated decrease in click-out rate referrals	(6.7)%	(10.0)%

During the fourth quarter of 2018, Consolidated RPQR increased by 13% as RPQR increased by 9%, 28% and 9% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2017. The increase in Americas was driven by slightly improved levels of commercialization and slightly improved traffic quality. These effects were partly offset by unfavorable foreign exchange rates of certain Latin American currencies against the euro and a shift towards lower RPQR locales, particularly away from the North America. The increase in Developed Europe was due to a significant improvement in traffic quality. The increase in RoW was primarily driven by slightly improved traffic quality while it was negatively impacted by a shift towards lower RPQR locales.

During the twelve months ended December 31, 2018, RPQR decreased by 10% and 3% in Americas and RoW, respectively, while it increased by 7% in Developed Europe as compared to the same period in 2017. Consolidated RPQR decreased by 4% and was driven by decreased RPQR in Americas and RoW. The decline in Americas was due to lower levels of commercialization particularly in the first nine months of 2018, a shift towards lower RPQR locales in the second half of 2018 and the negative foreign exchange effects described above, partly offset by slightly improved traffic quality. The decline in RoW was driven by lower commercialization and the negative foreign exchange effects described above, partly offset by slightly improved traffic quality. The increase in Developed Europe was driven by positive effects of improved traffic quality, partly offset by the negative impact from lower levels of commercialization in the first nine months of 2018.

Return on Advertising Spend
We track the ratio of our Referral Revenue to our Advertising Spend, or ROAS. We believe that ROAS is an indicator of the effectiveness of our advertising and it is our primary operating metric.

The following table sets forth the ROAS for our reportable segments for the periods indicated:

	Three months ended December 31,			Twelve months ended December 31,
	2018	2017	Δ ppts	2018	2017	Δ ppts
ROAS by segment
Americas	158.8%	122.8%	36.0 ppts	120.8%	115.9%	4.9 ppts
Developed Europe	201.7%	136.2%	65.5 ppts	143.5%	131.0%	12.5 ppts
Rest of World	126.5%	92.7%	33.8 ppts	99.6%	91.7%	7.9 ppts
Consolidated ROAS	162.6%	118.4%	44.2 ppts	123.0%	115.3%	7.7 ppts

Consolidated ROAS improved to 162.6% in the fourth quarter of 2018 and to 123.0% in the twelve months ended December 31, 2018, respectively, compared to 118.4% and 115.3% in the same periods in 2017.

ROAS improved by 36.0 ppts, 65.5 ppts and 33.8 ppts in Americas, Developed Europe and RoW, respectively, in the fourth quarter of 2018, compared to the same period in 2017. As noted above, we continued to optimize our Advertising Spend since the second quarter of 2018 and made significant reductions across all segments in order to improve profitability. These reductions were implemented across all segments and resulted in reduced brand marketing expenditure and increased return on investment targets for our performance marketing campaigns. Our returns on brand marketing spend and performance marketing spend improved substantially following the optimization of our Advertising Spend.

In the twelve months ended December 31, 2018, ROAS improved across all segments by 4.9 ppts, 12.5 ppts and 7.9 ppts in Americas, Developed Europe and RoW, respectively, compared to the same period in 2017. The increase was mainly driven by a substantial improvement in our return on brand marketing spend in the second half of 2018, and was partly offset by lower ROAS in the first quarter of 2018 when we lowered profitability targets on our Advertising Spend to support revenue levels.

Expenses (€ millions)

	Costs and Expenses			As a % of Revenue
	Three months ended December 31,			Three months ended December 31,
	2018	2017	Δ %	2018	2017	Δ in ppts
Cost of revenue	€1.0	€1.6	(38)%	1%	1%	—%
of which share-based compensation	0.0	0.0	0%
Selling and marketing	116.7	165.8	(30)%	70%	91%	(21)%
of which share-based compensation	0.7	0.8	(13)%
Technology and content	17.3	14.1	23%	10%	8%	2%
of which share-based compensation	1.7	0.8	113%
General and administrative	11.5	15.3	(25)%	7%	8%	(1)%
of which share-based compensation	3.1	2.1	48%
Amortization of intangible assets	0.4	0.4	0%	0%	0%	0%
Total costs and expenses	€147.0	€197.3	(25)%	88%	109%	(21)%

	Costs and Expenses			As a % of Revenue
	Twelve months ended December 31,			Twelve months ended December 31,
	2018	2017	Δ % Y/Y	2018	2017	Δ in ppts
Cost of revenue	€5.4	€5.9	(8)%	1%	1%	—%
of which share-based compensation	0.2	0.1	100%
Selling and marketing	804.7	946.9	(15)%	88%	91%	(3)%
of which share-based compensation	3.3	3.5	(6)%
Technology and content	66.9	52.2	28%	7%	5%	2%
of which share-based compensation	5.3	3.6	47%
General and administrative	54.3	47.4	15%	6%	5%	1%
of which share-based compensation	12.0	8.8	36%
Amortization of intangible assets	1.7	3.2	(47)%	0%	0%	0%
Total costs and expenses	€933.0	€1,055.8	(12)%	102%	102%	—%
Note: Some figures may not add due to rounding.

Cost of revenue

Cost of revenue decreased by €0.6 million to €1.0 million, or 38% period-over-period in the fourth quarter of 2018, and by €0.5 million to €5.4 million, or 8% year-over-year for the twelve months ended December 31, 2018, compared to the same periods in 2017. The decrease in the fourth quarter of 2018 was primarily driven by an adjustment to the estimated useful life of some of our servers, and the decrease for the twelve months ended December 31, 2018 was primarily driven by lower data center and server depreciation expenses, compared to the same periods in 2017.

Selling and marketing
Selling and marketing expense was 70% and 88% of Total Revenue in the fourth quarter of 2018 and in the twelve months ended December 31, 2018, respectively, compared to 91% and 91% in the same periods in 2017.

In the fourth quarter of 2018, selling and marketing expense decreased by €49.1 million, or by 30%, period-over-period to €116.7 million, of which €99.9 million, or 86%, was Advertising Spend. The decrease was driven by reductions in Advertising Spend to €33.9 million, €33.3 million and €32.6 million in Americas, Developed Europe and RoW, respectively, compared to €53.6 million, €51.3 million and €44.8 million in the same period in 2017. In the twelve months ended December 31, 2018, selling and marketing expense decreased by €142.2 million, or by 15%, year-over-year to €804.7 million, of which €731.5 million, or 91% was Advertising Spend. The decrease was driven by reductions in Advertising Spend to €261.6 million, €264.0 million and €205.8 million in Americas, Developed Europe and RoW.

For the fourth quarter of 2018, we continued to optimize our Advertising Spend across all segments in order to improve our Return on Advertising Spend ("ROAS"). In the fourth quarter of 2018, we reduced Advertising Spend by 37% in Americas, 35% Developed Europe and 27% in RoW, compared to the same periods in 2017. In the twelve months ended December 31, 2018, Advertising Spend decreased by 23% in Americas, 19% in Developed Europe and 7% in RoW, compared to the same periods in 2017. The decreases in Advertising Spend in the twelve months ended December 31, 2018 were primarily due to the reductions we made starting in the second quarter of 2018. In Americas and RoW, Advertising Spend also benefited from favorable movements in foreign exchange rates notably in the first half of 2018, reflecting the relative weakening of the U.S. dollar and of certain currencies in the Asian Pacific region to the euro as a smaller part of the Advertising Spend in these regions is also invoiced in local currencies.

For the fourth quarter of 2018, other selling and marketing expense excluding share-based compensation increased by €0.8 million to €16.1 million, or 5% period-over-period, and for the twelve months ended December 31, 2018, increased by €11.2 million to €69.9 million, or 19% year-over-year. Most of the increase was driven by higher investments in the production of television advertisements of €1.8 million and €9.8 million during the fourth quarter and twelve months ended December 31, 2018, compared to the same periods in 2017. In the fourth quarter of 2018, personnel costs decreased by €0.6 million, primarily due to a reduction in our compensation expense and related social security amounts of €1.4 million as our headcount decreased compared to the same period in 2017, which was partly offset by an increase in social security expense resulting from an audit assessment by the German Social Security authorities of €0.9 million relating to prior periods. In the twelve months ended December 31, 2018, personnel costs increased by €1.3 million, mainly driven by an increase in social security expense resulting from an audit assessment by the German Social Security authorities in 2018 of €0.9 million predominantly relating to prior periods, as well as severance payments of €0.6 million and an increase in compensation expense and related social security amounts of €0.7 million as our headcount was higher in the first two quarters of 2018 compared to the same period in 2017. These increases were slightly offset by lower employee benefits in the twelve months ended December 31, 2018 compared to the same period in 2017. In the twelve months ended December 31, 2018, our office and depreciation expense increased by €1.3 million, which was partly offset by the effect of the deconsolidation of myhotelshop.

Share-based compensation decreased by €0.1 million to €0.7 million in the fourth quarter of 2018, and decreased by €0.2 million to €3.3 million in the twelve months ended December 31, 2018 compared to the same periods in 2017.

Technology and content
For the fourth quarter of 2018, technology and content expense increased by €3.2 million to €17.3 million, or 23%, period-over-period, and for the twelve months ended December 31, 2018, increased by €14.7 million to €66.9 million year-over-year, or 28% compared to the same period in 2017.

The increase in technology and content expense was primarily driven by an increase in personnel costs of €1.0 million and €5.1 million in the fourth quarter of 2018 and twelve months ended December 31, 2018, respectively, compared to the same periods in 2017. For the fourth quarter of 2018, personnel costs increased primarily due to an increase in social security expense resulting from an audit assessment by the German Social Security authorities in 2018 of €0.9 million relating to prior periods, and due to an increase in compensation expense and related social security amounts of €0.5 million, which was slightly offset by a reduction of our employee benefits compared to the same period in 2017. For the twelve months ended December 31, 2018, personnel costs increased mainly due to an increase in compensation expense and related social security amounts of €5.9 million, as our headcount was higher in the first half of 2018 compared to the same period in 2017, combined with an audit assessment by the German Social Security authorities of €0.9 million in 2018 predominantly relating to prior periods. These increases were slightly offset by a higher capitalization of our developers' salaries, as well as lower employee benefits in the twelve months ended December 31, 2018, compared to the same period in 2017.

Our costs for third-party IT service providers increased by €0.7 million in the fourth quarter of 2018, and by €3.1 million in the twelve months ended December 31, 2018, compared to the same periods in 2017, mainly due to higher data center and cloud-related expenses.

The increase in technology and content expense was also driven by higher depreciation expense by €0.6 million and €2.1 million, and higher office expenses by €0.4 million and €1.8 million in the fourth quarter of 2018, and twelve months ended December 31, 2018, respectively, compared to the same periods in 2017, mainly due to the new campus.

Share-based compensation increased by €0.9 million and €1.7 million during the fourth quarter of 2018 and twelve months ended December 31, 2018, compared to the same periods in 2017.

General and administrative
General and administrative expenses decreased by €3.8 million, or 25% period-over-period, to €11.5 million in the fourth quarter of 2018 and increased by €6.9 million, or 15% year-over-year, to €54.3 million in the twelve months ended December 31, 2018, compared to the same periods in 2017.

For the fourth quarter ended December 31, 2018, the decrease in general and administrative expenses was driven by a reduction in professional fees and other expenses by €4.9 million compared to the same period in 2017, primarily driven by a decrease in legal, consulting and audit expense of €4.1 million, the reclassification of €0.9 million taxes withheld in foreign jurisdiction to income tax provision, and an adjustment in 2018 to losses on receivables recorded in prior periods. These were slightly offset by a reallocation of certain insurance expenses in the fourth quarter of 2018 to general and administrative expense. Personnel and recruiting expenses increased slightly by €0.1 million, primarily due to a €0.3 million increase in social security expense resulting from an audit assessment by the German Social Security authorities relating to prior periods, that was partly offset by a decrease in compensation expense and related social security amounts of €0.2 million due to a reduction in headcount compared to the same period in 2017. Share-based compensation increased by €1.0 million to €3.1 million in the fourth quarter of 2018, compared to the same period in 2017.

For the twelve months ended December 31, 2018, the increase in general and administrative expense was primarily driven by an increase in personnel and recruiting expenses of €3.8 million, mainly due to an increase in compensation expense and related social security amounts of €3.1 million, as our headcount was higher in the first three quarters of 2018 compared to the same periods in 2017, as well as an audit assessment by the German Social Security authorities of €0.3 million in the fourth quarter of 2018 predominantly relating to prior periods. Professional fees and other expenses remained stable compared to the same period in 2017, primarily due to a decrease in losses on receivables by €1.6 million resulting mostly from an adjustment in 2018 to losses recorded in prior periods, and a decrease in office expense of €0.6 million, that were offset by the €1.0 million impairment of an internal-use software in the second quarter of 2018 and an increase in our depreciation expense of €0.6 million. Our legal and consulting expenses decreased by €0.9 million in the twelve months ended December 31, 2018 compared to the same period in 2017, which was offset by an increase in our audit expense. Share-based compensation increased by €3.2 million to €12.0 million in the twelve months ended December 31, 2018, compared to the same periods in 2017.

trivago Campus
We moved into our new campus in Düsseldorf in June 2018. The contractual lease agreements triggered build-to-suit treatment under U.S. GAAP, and the move-in triggered a sale and subsequent leaseback transaction. We have bifurcated our lease payments relating to the premises into a portion that is allocated to the building (a reduction of the financing obligation) and a portion that is allocated to the land on which the building was constructed. The portion of the lease obligations allocated to the land is treated as an operating lease that commenced in July 2015. In connection with this lease, we recorded non-cash land rent expense of €0.5 million in the fourth quarter of 2018, and €1.8 million in the twelve months ended December 31, 2018, in line with the same periods in 2017. Until our move to the campus in June 2018, our non-cash land expense was entirely classified as general and administrative expense. Since our move, we have been allocating these expenses to all of our operating costs, most of it to technology and content expense, as the allocation is based on headcount. Depreciation of the fixed asset commenced upon construction completion, resulting in €0.7 million of depreciation expense for the fourth quarter of 2018 and €1.6 million for the twelve months ended December 31, 2018, of which the majority is recorded as technology and content expense.

Amortization of intangible assets
Amortization of intangible assets remained unchanged at €0.4 million during the fourth quarter of 2018 and decreased by €1.5 million to €1.7 million during the twelve months ended December 31, 2018 compared to the same periods in 2017. These amortization costs relate predominantly to intangible assets recognized by Expedia Group upon the acquisition of a majority stake in trivago in 2013, which were allocated to trivago. The amortization expense decreased for the twelve months ended December 31, 2018 as some of these intangible assets reached the end of their useful lives in the first quarter of 2017.

Share-based compensation
Share-based compensation increased by €1.8 million to €5.5 million in the fourth quarter of 2018 and by €4.7 million to €20.7 million in the twelve months ended December 31, 2018, compared to the same periods in 2017.

Net income/(loss) attributable to trivago N.V. and Adjusted EBITDA(1) (€ millions)

	Three months ended December 31,			Twelve months ended December 31,
	2018	2017	Δ €	2018	2017	Δ €
Operating income/(loss)	€19.8	€(15.6)	35.4	€(18.2)	€(20.4)	2.2
Other income/(expense)
Interest expense	(0.8)	(0.0)	(0.8)	(1.8)	(0.0)	(1.8)
Gain on deconsolidation of entity	—	2.0	(2.0)	—	2.0	(2.0)
Other, net	0.9	0.5	0.4	0.5	0.6	(0.1)
Total other income/(expense), net	€0.1	€2.5	(2.4)	€(1.3)	€2.6	(3.9)

Income/(loss) before income taxes	19.9	(13.1)	33.0	(19.5)	(17.8)	(1.7)
Expense/(benefit) for income taxes	8.2	(3.5)	11.7	1.4	(4.8)	6.2
Income/(loss) before equity method investment	€11.6	€(9.6)	21.2	€(20.9)	€(13.0)	(7.9)
Income from equity method investment	0.0	—	0.0	0.1	—	0.1
Net income/(loss)	€11.7	€(9.6)	21.3	€(20.8)	€(13.0)	(7.8)

Net (income)/loss attributable to noncontrolling interests	—	0.0	0.0	—	0.6	(0.6)
Net income/(loss) attributable to trivago N.V.	€11.7	€(9.6)	21.3	€(20.8)	€(12.5)	(8.3)

Adjusted EBITDA	€28.6	€(8.7)	37.3	€15.6	€6.7	8.9
Note: Some figures may not add due to rounding.
(1) “Adjusted EBITDA” (Adjusted Earnings Before Interest, Taxes, Depreciation, Amortization, and Share Based Compensation) is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 24 to 25 herein for explanations and reconciliations of non-GAAP measures used throughout this release.

Net income attributable to trivago N.V. was €11.7 million in the fourth quarter of 2018, reflecting a substantial increase in our profitability as we reduced our Advertising Spend to adapt to the changing dynamics on our marketplace. Adjusted EBITDA increased to €28.6 million in the fourth quarter of 2018, compared to a loss of €8.7 million in the fourth quarter of 2017. The increase in Adjusted EBITDA to €15.6 million in the twelve months ended December 31, 2018 compared to €6.7 million in the same period in 2017 was primarily driven by the increased profitability in the second half of 2018.

Income taxes
Income tax expense was €8.2 million in the fourth quarter of 2018 compared to an income tax benefit of €3.5 million in the same period in 2017. The total weighted average tax rate was 30%, which was mainly driven by the German statutory rate of approximately 31%. Our effective tax rate was 41.4% largely due to the effect of share-based compensation expenses, which are non-deductible for tax purposes, compared to 26.7% in the fourth quarter in 2017.

In the twelve months ended December 31, 2018, income tax expense was €1.4 million compared to an income tax benefit of €4.8 million in the same period in 2017. Our effective tax rate was (7.1)% compared to 26.7% in the same period in 2017. The effective tax rates for the twelve months ended December 31, 2018 and 2017 were mainly due to the effect of share-based compensation expenses.

Balance sheet and cash flows
Total Cash, cash equivalents and restricted cash were €164.3 million as of December 31, 2018, of which €162.0 million were Cash, cash equivalents and restricted cash and €2.3 million long-term restricted cash included in other long-term assets in the balance sheet primarily relating to the new campus building, compared to total Cash, cash equivalents and restricted cash of €192.9 million as of December 31, 2017. The decrease of €28.6 million was mainly driven by negative cash flow from investing activities of €24.1 million, which primarily related to the new campus building.

The decrease in cash, cash equivalents and restricted cash was further driven by negative cash flows from operating activities of €4.6 million, which was mainly driven by changes in operating assets and liabilities, offset by positive effects from net income excluding non-cash expenses. Changes in operating assets and liabilities resulted in a decrease in Cash and cash equivalents of €19.3 million primarily due to increased accounts receivable and declining accounts payable. Accounts receivable increased by €13.5 million, of which €0.6 million were related party receivables, as of December 31, 2018 compared to December 31, 2017, mainly due to delayed payments from advertisers. Accounts payable decreased by €17.7 million as of December 31, 2018 compared to December 31, 2017, primarily due to the decline in Advertising Spend, which decreased from €149.7 million in the fourth quarter of 2017 to €99.9 million in the fourth quarter of 2018.

A net loss of €20.8 million included non-cash expenses for share based compensation of €20.7 million and depreciation of €11.4 million, which partly offset the decline in operating assets and liabilities described above.

Our current ratio increased from 3.7 as of December 31, 2017 to 4.4 as of December 31, 2018 as the decrease in our current liabilities driven by the decline in accounts payable was higher than the decrease in our current assets.

During the construction period of two building phases related to our new campus in Düsseldorf, we are deemed the accounting owner and treat the construction as if we were the legal owner of the construction project. As such, an asset for construction-in-process and a liability for those costs not funded by trivago are recorded on our balance sheet. Upon moving into the first building in June 2018, we continue to be the accounting owner, and we are accounting for the asset and liability recognized for the building as a financing. The second building remains under construction and we continue to recognize an asset and liability on our balance sheet for the construction costs that are not funded by trivago.

Update on legal proceedings
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us. The ACCC alleged breaches of Australian consumer law relating to our advertisements in Australia concerning the hotel prices available on our Australian site and our strike-through pricing practice, which is the display adjacent to the price quote in the top position in our search results of a higher price that is crossed out. On November 27, 2018, we filed a response to the ACCC's statement of claim. On December 19, 2018, the court issued an order requiring us to produce certain documents by February 28, 2019. The order also set a trial date for September 9, 2019. Management has established a provision in respect of this matter.

A consolidated class action is pending against us in the United States District Court for the Southern District of New York alleging securities law violations in our IPO registration statement and certain later disclosures. On February 4, 2019, the court heard oral arguments regarding our pending motion to dismiss. We are unable to estimate this matter’s potential effect on our financial position and results of operations.

The U.K. Competition & Markets Authority, or CMA, announced the launch of a consumer law investigation into online hotel booking sites in the United Kingdom in October 2017. On July 26, 2018, the CMA informed us of its decision to open an investigation into certain of our display practices in the United Kingdom that the

CMA considers may violate U.K. consumer law. On January 31, 2019, we submitted voluntary undertakings to the CMA to make changes to certain disclosure and other display practices in the United Kingdom. The undertakings provide for an implementation period of six months and resolved the CMA's investigation into our practices in the United Kingdom without any admission or finding of liability.

The outcomes of these matters could have a material adverse effect on our business, financial condition or results of operations.

trivago N.V. Condensed consolidated balance sheets
(€ thousands, except per share amounts) (unaudited)

ASSETS	As of December 31, 2018	As of December 31, 2017
Current assets:
Cash and cash equivalents	€161,871	€190,201
Restricted cash	122	103
Accounts receivable, less allowance of €250 and €231 at December 31, 2018 and December 31, 2017, respectively	55,961	43,062
Accounts receivable, related party	39,655	39,063
Tax receivable	281	2,092
Prepaid expenses and other current assets	8,346	18,758
Total Current Assets	266,236	293,279

Property and equipment, net	162,001	114,471
Other long-term assets	6,148	6,955
Intangible assets, net	171,609	173,294
Goodwill	490,529	490,455
TOTAL ASSETS	€1,096,523	€1,078,454

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€33,656	€51,307
Income taxes payable	1,221	3,428
Deferred revenue	7,863	8,941
Accrued expenses and other current liabilities	18,181	14,711
Total current liabilities	60,921	78,387

Deferred income taxes	46,856	48,305
Other long-term liabilities	134,489	97,787

Stockholders’ equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 42,559,884 and 30,916,474 shares issued and outstanding as of December 31, 2018 and December 31, 2017, respectively	1,887	1,855
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 308,687,967 and 319,799,968 shares issued and outstanding as of December 31, 2018 and December 31, 2017, respectively	191,880	191,880
Reserves	751,262	730,431
Contribution from parent	122,307	122,307
Accumulated other comprehensive loss	(89)	(180)
Accumulated deficit	(212,990)	(192,318)
Total stockholders’ equity attributable to trivago N.V.	854,257	853,975
Noncontrolling interest	—	—
Total stockholders' equity	854,257	853,975
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€1,096,523	€1,078,454

trivago N.V. Condensed consolidated statements of operations
(€ thousands, except per share amounts) (unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2018	2017	2018	2017
Revenue	€105,198	€110,971	€583,395	€667,802
Revenue from related party	61,580	70,572	331,421	367,581
Total revenue	166,778	181,543	914,816	1,035,383

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)(3)	1,001	1,575	5,435	5,930
Selling and marketing (1)(3)	116,738	165,752	804,653	946,925
Technology and content, including related party (1)(2)(3)	17,273	14,104	66,904	52,232
General and administrative, including related party (1)(2)(3)	11,549	15,291	54,326	47,444
Amortization of intangible assets (2)	421	422	1,684	3,220
Operating income/(loss)	19,796	(15,601)	(18,186)	(20,368)

Other income/(expense)
Interest expense	(842)	(2)	(1,839)	(44)
Gain on deconsolidation of entity	—	2,007	—	2,007
Other, net	907	497	539	592
Total other income/(expense), net	65	2,502	(1,300)	2,555

Income/(loss) before income taxes	19,861	(13,099)	(19,486)	(17,813)
Expense/(benefit) for income taxes	8,220	(3,503)	1,392	(4,764)
Income/(loss) before equity method investment	11,641	(9,596)	(20,878)	(13,049)
Income/(loss) from equity method investment	22	—	63	—
Net income/(loss)	11,663	(9,596)	(20,815)	(13,049)
Net (income)/loss attributable to noncontrolling interests	—	28	—	568
Net income/(loss) attributable to trivago N.V.	€11,663	€(9,568)	€(20,815)	€(12,481)

Earnings per share attributable to trivago N.V. available to common stockholders(4):
Basic	€0.03	€(0.03)	€(0.06)	€(0.05)
Diluted	0.03	(0.03)	(0.06)	(0.05)
Shares used in computing earnings per share:
Basic	351,043	350,712	350,852	274,666
Diluted	356,192	350,712	350,852	274,666

(1) Includes share-based compensation as follows:
Cost of revenue	€46	€30	€184	€115
Selling and marketing	701	807	3,273	3,514
Technology and content	1,676	773	5,260	3,614
General and administrative	3,065	2,105	11,985	8,782

(2) Includes amortization as follows:
Amortization of internal use software and website development costs included in technology and content	€649	€495	€2,214	€1,742
Amortization of internal use software costs included in general and administrative	223	351	785	408
Amortization of acquired technology included in amortization of intangible assets	96	35	278	59

(3) Includes related party expense as follows:
Cost of revenue	€15	€17	€59	€68
Selling and marketing	37	—	42	—
Technology and content	225	119	700	361
General and administrative	6	6	9	109

(4) Represents basic and diluted earnings per share of Class A and Class B common stock and weighted-average shares of Class A and Class B common stock outstanding for the period from January 1 through December 31 for the respective years.

We have reclassified certain amounts related to our prior period results to conform to our current period presentation.

trivago N.V. Condensed consolidated statements of cash flows
(€ thousands) (unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2018	2017	2018	2017
Operating activities:
Net income/(loss)	€11,663	€(9,596)	€(20,815)	€(13,049)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in):
Depreciation (property and equipment and internal-use software and website development)	2,880	2,803	11,370	7,802
Amortization of intangible assets	421	422	1,684	3,220
Impairment of internal-use software and website development	292	—	1,437	—
Share-based compensation	5,488	3,715	20,702	16,025
Deferred income taxes	5,821	(2,861)	(1,449)	(4,851)
Foreign exchange (gain) loss	247	(44)	587	(217)
Bad debt expense	310	(486)	630	78
Non-cash charge, contribution from Parent	—	107	—	107
Gain on deconsolidation of entity	—	(2,007)	—	(2,007)
Loss on sale of fixed assets	215	—	605	—
Gain from equity method investment	22	—	(19)	—
Changes in operating assets and liabilities:
Accounts receivable, including related party	4,585	27,728	(14,412)	(29,734)
Prepaid expense and other assets	2,827	(7,058)	11,127	(10,434)
Accounts payable	(16,192)	(10,713)	(18,012)	13,590
Accrued expenses and other liabilities	(269)	5,356	3,150	9,183
Deferred revenue	(1,454)	(422)	(773)	3,863
Taxes payable/receivable, net	1,844	1,148	(396)	(2,097)
Net cash provided by/(used in) operating activities	€18,700	€8,092	€(4,584)	€(8,521)

Investing activities:
Acquisition of business, net of cash acquired	—	—	—	(673)
Cash divested from deconsolidation	—	(249)	—	(249)
Capital expenditures, including internal-use software and website development	(2,603)	(5,750)	(24,779)	(17,364)
Proceeds from sale of fixed assets	549	—	634	—
Net cash used in investing activities	€(2,054)	€(5,999)	€(24,145)	€(18,286)

Financing activities:
Payments of initial public offering costs	—	—	—	(4,038)
Dividends paid to NCI	—	—	—	(158)
Net proceeds from issuance of common stock	150	1	161	42
Tax payments for shares withheld	—	—	—	(3,062)
Net cash provided by/(used in) financing activities	€150	€1	€161	€(7,216)

Effect of exchange rate changes on cash	43	(184)	(24)	(1,259)
Net increase/(decrease) in cash, cash equivalents and restricted cash	€16,839	€1,910	€(28,592)	€(35,282)
Cash, cash equivalents and restricted cash at beginning of the period	147,469	190,990	192,900	228,182
Cash, cash equivalents and restricted cash at end of the period	€164,308	€192,900	€164,308	€192,900

Supplemental cash flow information:
Cash paid for interest	€—	€—	€223	€2
Cash paid for taxes, net of (refunds)	25	(1,587)	3,325	2,550
Non-cash investing and financing activities:
Fixed assets-related payable	992	1,557	992	1,557
Capitalization of construction in process related to build-to-suit lease	7,571	15,532	36,979	56,586

Earnings per Share and Ownership of the Company
Basic and diluted earnings per share of common stock is computed by dividing net income attributable to trivago N.V., after adjusting for noncontrolling interest, by the weighted average number of Class A and Class B shares outstanding during the period.

The following table presents our basic and diluted earnings per share:

	Three months ended December 31,		Twelve months ended December 31,
	2018	2017	2018	2017
Numerator (€ thousands)
Net income/(loss)	€11,663	€(9,596)	€(20,815)	€(13,049)
Less: net (income)/loss attributable to noncontrolling interest	—	28	—	568
Net income/(loss) attributable to trivago N.V.	€11,663	€(9,568)	€(20,815)	€(12,481)

Denominator (in thousands)
Weighted average number of common shares:
Basic	351,043	350,712	350,852	274,666
Diluted	356,192	350,712	350,852	274,666

Net income (loss) per share attributable to common stockholders of trivago N.V.:
Basic(1)	€0.03	€(0.03)	€(0.06)	€(0.05)
Diluted(2)	€0.03	€(0.03)	€(0.06)	€(0.05)
(1) Basic net income (loss) per common share attributable to common stockholders of trivago N.V. is computed by dividing (A) net income (loss) attributable to trivago N.V. by (B) basic weighted average common shares outstanding.
(2) Diluted net income (loss) per common share attributable to common stockholders of trivago N.V. is computed by dividing (A) net income (loss) attributable to trivago N.V. by (B) the diluted weighted average common shares outstanding, which has been adjusted to include potentially dilutive securities. Diluted net income (loss) per common share attributable to trivago N.V. for the twelve months ended December 31, 2018 and for the periods in 2017 does not include the effects of the exercise of then-outstanding stock options as the inclusion of these instruments would have been anti–dilutive.

On September 7, 2017, the merger of trivago GmbH into and with trivago N.V. became effective. Pursuant to the merger, our founders exchanged all of their units of trivago GmbH remaining after the pre-IPO corporate reorganization (as defined and further described in our 2016 annual report on Form 20-F) for Class B shares of trivago N.V.

The ownership of trivago N.V. as of December 31, 2018, is as follows:

	Class A shares	Class B shares	Total
Number of Shares	42,559,884	308,687,967	351,247,851
Shares in %	12%	88%	100%

trivago N.V. Key Metrics

•
The following metrics are intended as a supplement to the financial information found in this release and the financial statements included in our filings with the Securities and Exchange Commission ("SEC"). In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and our most recent financial statements filed with the SEC.

•
We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

•	These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.

•	Some numbers may not add due to rounding.

	Three months ended December 31,		Twelve months ended December 31,
	2018	2017	2018	2017
ROAS by segment
Americas	158.8%	122.8%	120.8%	115.9%
Developed Europe	201.7%	136.2%	143.5%	131.0%
Rest of World	126.5%	92.7%	99.6%	91.7%
Consolidated ROAS	162.6%	118.4%	123.0%	115.3%

QR by segment (in millions)
Americas	31.3	41.6	182.3	203.4
Developed Europe	37.3	49.7	246.7	295.5
Rest of World	44.0	48.0	239.3	228.3
Consolidated QR	112.6	139.3	668.3	727.1

RPQR by segment
Americas	€1.72	€1.58	€1.73	€1.93
Developed Europe	1.80	1.41	1.54	1.44
Rest of World	0.94	0.86	0.86	0.89
Consolidated RPQR	€1.44	€1.27	€1.35	€1.40

Notes & Definitions:
Current Ratio: The current ratio is used to measure the company´s ability to pay off its short-term liabilities with its current assets and is an important measure of liquidity. The current ratio is calculated by dividing the company´s total current assets by the company´s total current liabilities.

Referral Revenue: We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer or advertisement in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click (CPC) basis.

ROAS: The ratio of our Referral Revenue to our Advertising Spend in a given period, or return on Advertising Spend. We invest in multiple marketing channels, such as: TV; out-of-home advertising; search engine marketing; display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing; online video; mobile app marketing and content marketing.

RPQR: We use average revenue per qualified referral, to measure how effectively we convert qualified referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of qualified referrals in a given period.

QR: We define a qualified referral as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one qualified referral.

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We define adjusted EBITDA as net income (loss):

1.	Less: income/(loss) from equity method investment

2.	Plus: expense/(benefit) for income taxes,

3.	Plus: total other (income)/expense, net,

4.	Plus: depreciation of property and equipment, including amortization of internal use software and website development

5.	Plus: amortization of intangible assets, and

6.	Plus: share-based compensation

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods. Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net loss. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•	Other companies, including companies in our own industry, may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

We are not able to provide a reconciliation of our adjusted EBITDA guidance to net income/(loss), the comparable GAAP measure, because certain items that are excluded from adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share-based compensation, interest, taxes, depreciation and amortization without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income/(loss) in the future.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (Adjusted Earnings Before Interest, Taxes, Depreciation & Amortization and Share-Based Compensation) (€ millions)

	Three months ended December 31,		Twelve months ended December 31,
	2018	2017	2018	2017
Net income/(loss)	€11.7	€(9.6)	€(20.8)	€(13.0)
Income from equity method investment	0.0	—	0.1	—
Income/(loss) before equity method investment	€11.6	€(9.6)	€(20.9)	€(13.0)
Expense/(benefit) for income taxes	8.2	(3.5)	1.4	(4.8)
Income/(loss) before income taxes	€19.9	€(13.1)	€(19.5)	€(17.8)
Add/(less):
Interest expense	0.8	0.0	1.8	0.0
Gain on deconsolidation of entity	—	(2.0)	—	(2.0)
Other, net	(0.9)	(0.5)	(0.5)	(0.6)
Operating income/(loss)	€19.8	€(15.6)	€(18.2)	€(20.4)
Depreciation	2.9	2.8	11.4	7.8
Amortization of intangible assets	0.4	0.4	1.7	3.2
EBITDA	€23.1	€(12.4)	€(5.1)	€(9.3)
Share-based compensation	5.5	3.7	20.7	16.0
Adjusted EBITDA	€28.6	€(8.7)	€15.6	€6.7
Note: Some figures may not add due to rounding.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of February 6, 2019 and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-
looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business.

Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

•	any reduction in spending or any change in bidding strategy by one or more of our largest advertisers and the effect of these changes on our profitability and revenue levels;

•	the extent to which our advertisers prioritize profitability over traffic growth;

•	our ability to be profitable in future quarters and to return to a growth trajectory as our business continues to mature;

•	our ability to increase advertiser diversity on our market;

•
the success of measures we are implementing aimed at maximizing the life-time value of the user, including the “attribution model” with respect to the allocation of performance marketing Advertising Spend;

•	global political and economic instability and other events beyond our control;

•	increasing competition and consolidation in our industry;

•	our advertiser concentration;

•	our ability to maintain and increase our brand awareness as we reduce our Advertising Spend;

•	our ability to maintain and/or expand relationships with, and develop new relationships with, hotel chains and independent hotels as well as OTAs;

•	our reliance on search engines, which may change their algorithms;

•	any inaccuracies in, or misinterpretation of, the assumptions and estimates and data we use to make decisions about our business;

•	the potential development and impact on us of legal and regulatory proceedings to which we are or may become subject;

•	our reliance on technology;

•	our ability to establish and maintain an effective system of internal control over financial reporting and avoid any future material weakness;

•	our ability to attract, train and retain executives and other qualified employees; and

•	our entrepreneurial culture and decentralized decision making;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2017 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this release, whether as a result of new information, future events or otherwise.